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Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Interline Brands, Inc.	New Jersey
Wilmar Financial, Inc.	Delaware
Wilmar Holdings, Inc.	Delaware
Glenwood Acquisition LLC	Delaware
Barnett of the Caribbean	Puerto Rico
Sexauer Ltd.	Ontario, Canada

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LIST OF SUBSIDIARIES